

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Kin Chung Chan
Chairman and Chief Executive Officer
Reitar Logtech Holdings Ltd
c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Reitar Logtech Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed March 28, 2024**
> **File No. 333-278295**

Dear Kin Chung Chan:

   We have reviewed your registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

General

1.   Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

2.   We note that throughout the forepart of your filing your share-related disclosures assume 40 million and 20 million pre-IPO Class A and B ordinary shares outstanding, respectively, as compared to the respective 20,000 and 10,000 share totals reflected in your financial statements and pro forma schedules. Please revise your filing to address this apparent inconsistency or advise.

Recent Sales of Unregistered Securities, page II-2

3.   Please update your disclosure in this section to reflect the issuance of your Class A ordinary shares including the issuance of shares to the selling stockholders or advise.

Exhibits

4.   We refer you to the auditor consents at exhibits 23.1 and 23.2. Such consents refer to the filing as a Draft Registration Statement. Please have your auditors revise their consents to remove the reference to Draft.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: William Ho, Esq.